EXHIBIT NO. 3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

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Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2011 compared to the year ended December 31, 2010. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2011, and with the disclosures below regarding forward-looking statements and risk factors.

The date of this discussion is as of February 24, 2012. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. We also disclose in this document financial results dating from before our transition to IFRS; these are identified by the title previous GAAP. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with IFRS and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 43 auction sites worldwide. Our mission is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used equipment and truck sectors, which are large and fragmented. The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year on average. Although we sell more used equipment than any other company in the world, we estimate that our share of this fragmented market is in the low to mid single digit range.

Typically, between 70% and 80% of the value of the items sold at our auctions is purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a

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broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, dealers and brokers, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.

We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:

•	The power of our brand, which is supported by our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.

•	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

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Our ability to respond to market changes with innovative solutions to enhance our live auctions with technology, such as our online bidding service, our proprietary Virtual Ramp, our Timed Auction system, as well as our 21 language website, to provide participants in the equipment world with a compelling value proposition to meet their needs.

•	Our in-depth experience in the marketplace, including our ability to gather and leverage equipment valuation expertise and proprietary customer and equipment databases.

•

Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs, provide high quality and consistent service to consignors and bidders and operate an international network of auction sites that creates value for our customers.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.

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We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 55% of the value of equipment sold at our auctions left the region of the sale (which we define as the state or province of sale for North American and Australian auctions, or the country for sales occurring in other geographies).

We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business.

Following global economic turmoil in 2009 and 2010, the velocity of used equipment transactions started returning to a more balanced state during 2011, particularly in the U.S., with equipment owners demonstrating what we considered more typical buying and selling behaviour.

We saw an improved pricing environment and a lack of supply of late model used equipment in 2011, and as a result we witnessed an increase in competition. Traditional participants, such as equipment dealers and brokers, returned to the market following the challenging environment in 2009 and 2010 which increased competition, contributing to an increase in the volume of our at risk business during 2011 (see below for further discussion).

The supply of late model used equipment was scarce in 2011, mainly because of the lower production and sale of new equipment over the last two years. Demand for late model equipment remained strong during 2011, in part because of the need of some equipment owners to replace machines that have aged considerably over the last several years, as well as the long lead times for the purchase of many categories of new equipment. These factors contributed to increased used equipment prices at our auctions during 2011 compared to 2010, which in turn contributed to growth in our gross auction proceeds and also acted as a further catalyst to encourage equipment owners to sell idle assets. Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below). The exception to this was during the third quarter of 2011 when market conditions became more challenging due to market uncertainty. However, this appears to have been a temporary phenomenon and the velocity of used equipment transactions returned during the fourth quarter of 2011.

We believe our investment and operating decisions over the last few years leave us well positioned to continue to grow our share of the used equipment market in the coming years and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings, in part because our share of the world market for used equipment and trucks is small.

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Growth Strategies

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. Our customers are the people who buy and sell equipment and trucks to build our homes and offices, schools and community centers, bridges and roads, as well as the people who grow our food and those who support all of these activities, such as finance companies, rental companies, transportation companies and equipment dealers, among others. We are pursuing three strategic pillars, which are designed to help us achieve our mission, as follows.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously doing more business with new customer groups and in new markets. We continue to undertake deeper market research to understand more clearly why equipment owners do or do not use our services, and to help us meet the needs of the large number of equipment owners who may not yet be aware of Ritchie Bros.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets such as China, Brazil and other developing countries offer significant potential for growth in the long-term.

As part of this strategic initiative we are pursuing opportunities to partner with our customers and potential customers by making strategic investments in various entities that we expect will generate equipment consignments to our auctions over the long term.

In addition, we intend to add at least one new auction site to our network each year, as well as replace a number of existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical strategic advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

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On July 1, 2011 we introduced our Detailed Equipment Information program, which provides detailed information and photos on our website about equipment being sold in our auctions. We have received positive feedback from our customers and we believe that this information is helping our customers feel more confident, making our auctions more appealing to a broader range of equipment owners.

To address the cost of this and other buyer-focused initiatives launched in recent periods, we simplified and expanded our fee structure effective July 1, 2011. We eliminated certain fees, including our internet purchase fee, and expanded the scope of our administrative fee that we charge to buyers.

ADD new business and information solutions

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners that are not being met by our unreserved auctions, and harness the latest technology to supplement and enhance our auction services.

Ritchie Bros. Financial Services, or RBFS, a new entity in which we have a 51% interest, was established during the second half of 2011. RBFS arranges, through third party lenders, financing options for our customers to purchase equipment at our auctions in the U.S. and Canada. By providing an easy and integrated lending platform, we believe we have made our auctions more accessible to existing and new customers. To date we have partnered with four lenders in the U.S. and seven lenders in Canada, including GE Capital in both countries. We intend to introduce the service in Europe and other markets in 2012.

In addition to our detailed equipment information and equipment finance programs, on July 1, 2011 we launched other valued-added services for our customers in the U.S., Canada and certain other sites around the world. These new services, which include real-time auction results through www.rbauction.com, powertrain service warranties and property and cargo insurance, complement and further enhance the wide range of customer services that we already offer. Our warranty and insurance programs are underwritten by third party partners who specialize in these products. The implementation of these services has been well received by our customers, with many choosing to purchase one or more of these services.

We are also investing in enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

Recently we began to explore solutions for equipment owners whose needs are not met by our unreserved auctions and who do not currently have a satisfactory method for buying and selling used equipment. We have not traditionally designed services to meet the needs of these equipment owners.

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However, we are now investigating complementary solutions to expand our service offering and extend our brand so we can help more of the world’s builders exchange equipment. We believe there is significant opportunity that will not cannibalize our core auction business and will increase our share of wallet with our existing customers and introduce our brand to many new customers.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first.

Our primary focus areas in the coming years will be improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and are taking steps to improve our ability to attract, develop and retain key players. Though we are maintaining our long-term target of increasing our sales force by an average of 5% to 10% per year, as planned we did not achieve this target in 2011 as we focused on increasing the productivity of our existing team.

In July 2011 we announced our updated organizational structure to align better with and support our strategy. We have taken steps to refine sales and operational management roles and on January 1, 2012 we realigned these teams to better equip our sales force and operational teams for success. We have created new senior operations management positions that work closely with our sales leaders and have sole responsibility for our auction sites and the organization and execution of each auction. Previously the overall management of our auction sites, including sales and operations teams, was the responsibility of the Regional Manager. We believe that separating these roles and increasing specialization will allow our sales teams to become more productive and continue to drive efficiency in our operations, as well as further enhance our employee engagement and management bench strength.

Another key component of our new organization structure is the creation of the Senior Leadership Team, comprised of the following:

•	Peter Blake – Chief Executive Officer

•	Rob Mackay – President

•	Bob Armstrong – Chief Strategic Development Officer

•	Rob McLeod – Chief Financial Officer

•	Steve Simpson – Chief Sales Officer

•	Andrew Muller – Chief People Officer

•	Kenton Low – Chief Marketing Officer

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This team is responsible for our strategic direction and overall management of our company and includes the newly created positions of Chief Strategic Development Officer, Chief Sales Officer, Chief People Officer, Chief Marketing Officer.

Sources of Revenue and Revenue Recognition

Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our income statement, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenue we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.

Auction revenues are comprised of auction commissions and auction fees. Auction commissions are earned from consignors through straight commission and guarantee contracts as well as the net profits or losses on the sale of inventory items. Auction fees are made up of administrative fees, internet purchase fees, proxy purchase fees, documentation fees and storage fees. Beginning July 1, 2011 the internet purchase and proxy fees were eliminated and we expanded and simplified our administrative fee to be applicable to all buyers at our auctions. We also earn revenue from our insurance, warranty and customer finance programs and this revenue has been recorded as a part of auction fees.

All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Auction Commissions

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. Straight commission sales were approximately 64% of our gross auction proceeds in the year ended December 31, 2011 and 61% for the fourth quarter of 2011. In recent years they have represented approximately 75-80% of our gross auction proceeds on an annual basis.

In the normal course of business, we sometimes guarantee minimum sales proceeds to a consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis at the next practical auction in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale.

Auction commissions also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction commissions.

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We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business and we are generally indifferent between a guarantee contract and an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

Our at risk business represented approximately 36% of our gross auction proceeds in 2011 and 39% for the fourth quarter of 2011. This is higher than our historic levels of approximately 20% to 25% of our annual gross auction proceeds.

Competition for equipment consignments to sell at our auctions intensified in 2011, and this resulted in an increase in the relative proportion of our at risk business in 2011. One of our competitive advantages is our financial strength, including our access to capital, and we have used this strategically in response to the intensified competition in the marketplace. We believe that because we were able to provide greater liquidity and certainty to our customers by providing outright purchase options, this resulted in more inventory contracts during 2011. It also explains the increase in the level of inventory on our recent period end balance sheet.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. We work with our consignors to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our auction revenue rate (i.e. auction commissions as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees

Auction fees are generally earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers on a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. We also earn documentation fees and storage fees for services provided to both our buyers and consignors. The changes to our fee structure that took effect July 1, 2011, as discussed above, resulted in a net increase of $21.9 million in our auction fees in the second half of the year.

Auction revenue rate

Our auction revenue rate performance for the past five years is presented in the table below and includes both our total auction revenue rate as well as our auction commission rate. Our auction revenue rate for the year ended December 31, 2011 was 10.66% and was positively impacted in the second half of the year by the change in our administrative fees which took effect July 1, 2011. Our past experience has shown that our auction revenue rate can vary and is difficult to estimate precisely; over the past two years our quarterly rate has ranged between 9.96% and 11.84%.

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The impact of the changes to our fee structure on our auction revenue rate is demonstrated in the graph below.

(1)	The auction revenue rate for the first quarter in 2010 excludes the results of the auction of the megayacht Apoise; had these been included the auction revenue rate would have been 10.76%.

(2)	The revised administrative fee that took effect on July 1, 2011 resulted in an increase in our auction revenue rate of 128 basis points for the second half of 2011.

In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our at risk business. In a period when our at risk business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our at risk business performs below average, our auction revenue rate will typically be below the expected average rate. Our straight commission rate and our fees remain fairly consistent.

Competition increased in 2011 and, as anticipated, the performance of our 2011 at risk business was lower than in 2010 and 2009, and this resulted in our auction revenue rate performing below our expected average rate. Our auction revenue rate in 2010 and 2009 performed above the normal trend; we believe this strong performance was related in part to the economic environment, which dampened competition for at risk business.

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Influences on auction revenues

Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.

Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis.

Operations

The majority of our industrial auctions are held at our permanent auction sites, where we generally own the land and facilities, or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2011, 91% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (2010 – 92%).

Effective February 2012 we changed our definition of permanent auction site and regional auction site (formerly regional auction unit) to reflect better some of our recent investments. For the year ended December 31, 2011 we had 39 permanent auction sites (2010: 39) and 4 regional auction sites (2010: 4). Further discussion of the changes to our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2011; the auction site information is incorporated by reference into this MD&A.

During 2011, we had approximately 385,000 bidder registrations at our industrial auctions, compared to approximately 340,000 in 2010. In 2011 we generated approximately 41,300 industrial asset consignments, which was 3% greater than the 40,000 generated in 2010. We handled approximately 268,500 industrial lots in 2011 compared to 277,000 lots in 2010.

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During 2011, we conducted 228 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia and India (2010 – 230 auctions). We also held 111 unreserved agricultural auctions during the year in Canada (2010 – 106). Although our auctions vary in size, our 12 month rolling average industrial auction results were as follows:

Average industrial auction

	September 30,	September 30,
	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010
Gross auction proceeds	$15.5 million	$13.4 million

Registered bidders	1,690	1,475

Consignors	181	175

Lots	1,180	1,205

We sold over $1.1 billion of equipment, trucks and other assets to online bidders during 2011, representing a 29% increase compared to 2010 (2010 – approximately $872 million) and a new company record. Our online sales growth in 2011 reconfirmed our position as the world’s largest seller of industrial equipment to online buyers.

Our website – www.rbauction.com—achieved some significant milestones in 2011. We experienced an increase of 25% in the total number of unique visitors to the site during 2011 compared to 2010. We had roughly 4 million unique visitors during 2011 and over 10 million visits. With its capabilities in 21 languages, our new website has opened up our auctions to previously untapped markets of non-English speaking equipment owners. We have seen an increase in site visits of over 22% from non-English speakers compared to 2010.

The launch of detailed equipment information on our website on July 1, 2011 increased the average time spent on our website significantly. Website users spent on average 29% more time on equipment information pages than before the introduction of this service. Additionally, the Company launched a mobile version of rbauction.com in November 2011 to facilitate mobile internet usage by our customers.

In 2011, approximately 50% of our auction revenues were earned from auctions in the United States (2010 – 52%), 25% were generated from auctions in Canada (2010 – 23%) and the remaining 25% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (2010 – 25%). We had 1,279 full-time employees at December 31, 2011, including 302 sales representatives and 16 trainee territory managers, compared to 1,162 full-time employees, 314 sales representatives and 13 trainee territory managers at the end of 2010.

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 24, 2012 we had 106,397,320 common shares issued and outstanding and stock options outstanding to purchase a total of 2,997,188 common shares.

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Overall Performance

Our gross auction proceeds were $3.7 billion for the year ended December 31, 2011, which is an increase of 13% from 2010 and a new Company record. The increase in 2011 is mainly attributable to higher used equipment prices and an improved mix of equipment sold at our auctions compared to 2010.

Foreign exchange fluctuations had a modest impact on our 2011 gross auction proceeds. Applying the foreign exchange rates in effect in 2010, our reported gross auction proceeds in 2011 would have been approximately $74.2 million, or 2%, lower.

For the year ended December 31 2011, we recorded auction revenues of $396.1 million and net earnings of $76.6 million, or $0.72 per diluted common share. This performance compares to auction revenues of $357.4 million and net earnings of $65.7 million, or $0.62 per diluted share, for the year ended December 31, 2010. We ended 2011 with working capital of $63.3 million, compared to $45.5 million at December 31, 2010. The increase in our working capital was primarily due to net earnings achieved during the period.

Adjusted net earnings for the year ended December 31, 2011 were $73.6 million, or $0.69 per diluted share, compared to adjusted net earnings of $64.9 million, or $0.61 per diluted share for the year ended December 31, 2010. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).

Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.

Our adjusted net earnings in 2011 increased by approximately 13% compared to 2010. The increase is primarily a result of the higher auction revenues.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010
Net earnings	$76,633	$65,675
Gain on sale of excess property(1)	(3,482)	(1,230)
Tax relating to reconciling items	487	474

Adjusted net earnings	$73,638	$64,919

(1)	During the year ended December 31, 2011, we completed the sale of our former Vancouver, British Columbia permanent auction site. During year ended December 31, 2010, we completed the sale of our former Houston, Texas, permanent auction site.

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Selected Annual Information

The following selected consolidated financial information as at December 31, 2011, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2011 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below. Our consolidated financial statements are prepared in accordance with IFRS. For the year ended December 31, 2009, the consolidated financial statements were prepared in accordance with previous GAAP.

	September 30,	September 30,	September 30,
	Year Ended December 31,
	IFRS		Previous GAAP
	2011	2010	2009

Statement of Operations Data:
Auction revenues	$396,099	$357,369	$377,211
Direct expenses	(48,044)	(47,021)	(49,890)

	348,055	310,348	327,321
Selling, general and administrative expenses (1)	(244,343)	(218,833)	(200,073)
Other income (expense) (2)	7,518	2,024	2,419
Finance income (costs)	(3,215)	(3,181)	1,856

Earnings before income taxes	108,015	90,358	131,523
Income taxes	31,382	24,683	38,071

Net earnings	$76,633	$65,675	$93,452

Net earnings per share — basic	$0.72	$0.62	$0.89
Net earnings per share — diluted	0.72	0.62	0.88

Cash dividends declared per share	$0.44 (3)	$0.41	$0.38

Balance Sheet Data (year end):
Working capital (including cash)	$63,296	$45,543	$30,510
Property, plant and equipment	644,333	618,984	597,945
Total assets	967,241	872,558	857,821
Non-current liabilities	158,811	155,556	145,213

Statement of Cash Flows Data:
Property, plant and equipment additions	$77,053	$62,284	$157,416

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(1)	Selling, general and administrative expenses include depreciation and selling, general and administrative expenses.

(2)	Other income in 2009 included a $759 foreign exchange gain ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. We did not settle any long-term intercompany loans in 2010 or 2011 that resulted in a significant foreign exchange adjustment. In addition, other income in 2011 included gains of $3,482 ($2,995 or $0.03 per diluted share after tax) recorded on the sale of our former Vancouver, British Columbia permanent auction site; other income in 2010 included gains of $1,230 ($756 or $0.01 per diluted share after tax) recorded on the sale of our former Houston, Texas permanent auction site; other income in 2009 included gains of $1,097 ($746, or $0.01 per diluted share after tax for 2009) recorded on the sale of our Minneapolis, Minnesota, permanent auction site.

(3)	Cash dividends declared per share include cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2011, we declared a cash dividend of $0.1125 per common share on January 20, 2012, which is not included in the 2011 amount.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2011, approximately 45% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has been largely offset, making the impact of the currency fluctuation on our net earnings minimal.

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United States Dollar Exchange Rate Comparison

	September 30,	September 30,	September 30,	September 30,	September 30,
Years ended December 31,	2011	% Change in U.S.$	2010	% Change in U.S.$	2009

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.0210	2%	$0.9976	-5%	$1.0513
Euro	€0.7716	3%	€0.7479	7%	€0.6985

Average exchange rate:
Canadian dollar	$0.9893	-4%	$1.0301	-10%	$1.1415
Euro	€0.7192	-5%	€0.7549	5%	€0.7197

Auction Revenues

Years ended December 31,			2011	2010	% Change

Auction revenues – United States (1)			$195,274	$185,486	5%
Auction revenues – Canada (1)			100,404	82,894	21%
Auction revenues – Europe (1)			51,403	51,428	-1%
Auction revenues – Other (1)			49,018	37,561	31%

Total auction revenues			$396,099	$357,369	11%
Gross auction proceeds			$3,714,281	$3,277,771	13%
Auction revenue rate			10.66%	10.90%

(1)	Information by geographic segment is based on auction location.

Our auction revenues increased in 2011 compared to 2010 primarily as a result of higher gross auction proceeds and our revised administrative fee, partially offset by a lower auction revenue rate. Our at risk business represented approximately 36% of total gross auction proceeds for the year (2010 – 24%). Our gross auction proceeds in local currency in 2011, primarily being the U.S., Canadian and Australian dollars and the Euro, increased by 12% compared to 2010.

Our auction revenue rate was 10.66% for 2011 (2010 – 10.90%). The decrease was primarily attributable to the lower performance of our at risk business, partially offset by higher fee income in 2011 as a result of our revised administrative fee, launched on July 1, 2011. Our revised fee structure resulted in net incremental auction revenues of $21.9 million for the second half of 2011.

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Our auction revenues and net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase in our auction revenue rate during 2011 would have increased auction revenues by approximately $3.7 million, of which approximately $2.6 million, or $0.02 per diluted share, would have flowed through to net earnings after tax in our consolidated Statement of Operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.

Direct Expenses

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Direct expenses	$48,044	$47,021	2%
Direct expenses as a percentage of gross auction proceeds	1.29%	1.43%

Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auction sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2011 was lower than the rate we experienced in 2010 primarily as a result of the larger average size of our auctions in 2011.

Selling, General and Administrative Expenses (SG&A)

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Depreciation	$42,408	$37,813	12%
Other SG&A expenses	201,935	181,020	12%

Total	$244,343	$218,833	12%

Depreciation is calculated on either a straight line or a declining balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation in 2011 increased as a result of new assets that we have put into service in recent periods, such as our new permanent auction sites and our technology investments, including our new website that was launched in April 2010.

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In addition, in the first quarter of 2010 we reversed depreciation of $2.7 million relating to certain assets on which depreciation was charged that we subsequently determined had an indefinite life. Excluding this adjustment, depreciation increased 5% in 2011 over 2010. We expect our depreciation in future periods to increase in line with our on-going capital expenditures. As our capital expenditure program moderates, we would expect the rate of increase in our depreciation expense also to moderate.

Other SG&A expenses include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. Approximately 60% of our other SG&A expenses on an annual basis are personnel costs.

The increase in our other SG&A for 2011 compared to 2010 was largely a result of incremental costs of approximately $8.6 million associated with our strategic initiatives, which were mostly recorded in personnel costs.

Additionally, foreign currency fluctuations resulted in an increase in our other SG&A of approximately $5.0 million in 2011 compared to 2010, in connection with the translation into U.S. dollars of our foreign operations’ SG&A. Excluding this amount and the incremental costs associated with our strategic initiatives, our other SG&A for the year ended December 31, 2011 increased by 4% compared to 2010.

Foreign Exchange Loss

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Foreign exchange loss	$(585)	$(49)	1094%

Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. Examples of these items include accounts receivable and accounts payable.

Gain on Disposition of Property, Plant & Equipment (PP&E)

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Gain on disposition of PP&E	$3,861	$250	1444%

The gain on disposition of PP&E in 2011 included a gain on the sale of our former Vancouver, British Columbia, permanent auction site, as well as some small gains on the disposal of other assets. During 2010, we disposed of our former Houston, Texas, permanent auction site, the gain from which was partially offset by losses on other assets.

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Finance Income

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Finance income	$2,326	$2,035	14%

Finance income is earned on our excess cash and receivable balances. Our finance income fluctuates from period to period depending on the timing of our receipt of auction proceeds as well as on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance Costs

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Finance costs	$5,541	$5,216	6%

Finance costs are comprised mainly of interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as a part of self-constructed assets. Finance costs increased in 2011 compared to 2010 due in part to a lower amount of interest capitalized to projects under development during the year, partly offset by lower interest rates on our long-term borrowings.

Income Taxes

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Income taxes	$31,382	$24,683	27%
Effective income tax rate	29.1%	27.3%

Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2011 was higher than the effective tax rate for the year ended December 31, 2010 primarily due to an increase in unrecognized deferred income tax assets. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Net earnings before income taxes	$108,015	$90,358	20%
Net earnings	76,633	65,675	17%
Net earnings per share – basic	0.72	0.62	16%
Net earnings per share – diluted	0.72	0.62	16%

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Our net earnings increased in 2011 primarily as a result of higher gross auction proceeds, and the gain on sale of excess property, offset in part by a slightly lower auction revenue rate. Adjusted net earnings for 2011 were $73.6 million, or $0.69 per diluted share, compared to adjusted net earnings of $64.9 million, or $0.61 per diluted share, in 2010, representing a 13% increase in 2011.

Summary of Fourth Quarter Results

We earned auction revenues of $113.4 million and net earnings of $26.8 million, or $0.25 per diluted share, during the fourth quarter of 2011. This compares to auction revenues of $88.3 million and net earnings of $13.5 million, or $0.13 per diluted share, in the fourth quarter of 2010.

Our gross auction proceeds were $1.0 billion for the quarter ended December 31, 2011, which is an increase of 30% compared to the comparable period in 2010. This increase in our gross auction proceeds was mainly attributable to higher volumes of equipment, higher used equipment prices and an improved mix of equipment sold at our auctions compared to the same period in 2010. Had the foreign exchange rates in effect in the fourth quarter of 2010 been applied to the gross auction proceeds achieved in the fourth quarter of 2011, our reported gross auction proceeds would have been approximately $5.3 million higher.

Our auction revenue rate decreased to 10.91% in the fourth quarter of 2011 from 11.06% in the comparable period in 2010, mainly as a result of the weaker performance of our at risk business in the fourth quarter of 2011. This was offset by the effect of the revised administrative fee introduced on July 1, 2011, which contributed approximately $12.9 million to auction revenues during the quarter.

Our SG&A expenses increased to $61.1 million in the fourth quarter of 2011, compared to $57.4 million in the comparable 2010 period. The increase was primarily the result of increased personnel costs compared to the same period in 2010, largely attributable to our strategic initiatives. We incurred incremental SG&A costs of $2.6 million during the fourth quarter of 2011 in connection with our strategic initiatives.

Adjusted net earnings in the fourth quarter of 2011 increased to $26.8 million from $13.5 million in the same period in 2010, primarily due to higher auction revenues offset in part by higher operating expenses. For both the fourth quarter of 2011 and 2010 there were no adjustments to net earnings to arrive at adjusted net earnings.

PP&E additions were $21.1 million for the fourth quarter of 2011, compared to $16.1 million in the fourth quarter of 2010. Our capital expenditures in the fourth quarter of 2011 related primarily to continued development of our existing permanent and regional auction sites and our information system enhancements.

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Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2011 and 2010, and our discussion above about the seasonality of our business.

	September 30,	September 30,	September 30,	September 30,
	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Gross auction proceeds (1)	$1,039,790	$673,362	$1,149,847	$851,283

Auction revenues	$113,403	$79,709	$114,524	$88,463
Net earnings	26,767	6,533	26,763	16,570
Adjusted net earnings	26,767	6,533	26,763	13,575

Net earnings per share — basic	$0.25	$0.06	$0.25	$0.16
Net earnings per share — diluted	0.25	0.06	0.25	0.16
Adjusted net earnings per share — diluted	0.25	0.06	0.25	0.13

	Q4 2010	Q3 2010	Q2 2010	Q1 2010(2)

Gross auction proceeds (1)	$798,566	$750,912	$951,634	$776,659

Auction revenues	$88,296	$82,229	$103,300	$83,544
Net earnings	13,538	13,375	26,054	12,707	(3)
Adjusted net earnings	13,538	13,375	25,298	12,707	(3)

Net earnings per share — basic	$0.13	$0.13	$0.25	$0.12
Net earnings per share — diluted	0.13	0.13	0.25	0.12
Adjusted net earnings per share — diluted	0.13	0.13	0.24	0.12

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”

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(2)	Results for the first quarter of 2010 included $46.8 million of gross auction proceeds, $0.9 million of auction revenues and $0.2 million of direct expenses generated from the auction of Apoise.

(3)	In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2.7 million, which was reversed in the period as an immaterial adjustment, resulting in a $2.7 million decrease to depreciation expense.

Liquidity and Capital Resources

	September 30,	September 30,	September 30,
December 31,	2011	2010	% Change

Working capital	$63,296	$45,543	39%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For 2011, our working capital increased by $17.8 million primarily as a result of positive operating cashflows.

There are a number of factors that could potentially impact our working capital, such as the volume and profitability of our auctions and our capital expenditures. However, we believe we have sufficient borrowing capacity in the event of any temporary working capital requirements.

As at December 31, 2011, we had $13 million of outstanding short term debt, which consisted of draws on our revolving credit facilities with a weighted average interest rate of 2.5% per annum. This left a total of $408 million of availability under our credit facilities, including a $137 million five-year committed credit facility expiring in January 2014, and a $166 million three-year uncommitted non-revolving credit facility expiring in November 2014. During 2011 we negotiated a seasonal committed credit facility of $50 million available to us in February, March, August and September every year, which expires in January 2014.

We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. While we continue to believe that we have adequate access to capital resources, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be materially affected should there be a significant capital or credit market disruption.

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Contractual Obligations

	September 30,	September 30,	September 30,	September 30,	September 30,
	Payments Due by Period
	Total	In 2012	In 2013 and 2014	In 2015 and 2016	After 2016

Non-current debt obligations	$133,881	$—	$75,254	$58,627	$—
Interest on long-term debt obligations	18,722	5,292	8,386	5,044	—
Operating leases obligations	142,745	9,230	14,990	14,458	104,067
Other non-current obligations	1,042	381	661	—	—

Total contractual obligations	$296,390	$14,903	$99,291	$78,129	$104,067

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Australia, China, Dubai, Turkey, Mexico and Panama.

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2011 from these guarantee contracts was $44.7 million (compared to $28.9 million at December 31, 2010), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	September 30,	September 30,	September 30,
December 31,	2011	2010	% Change

Cash provided by (used in):
Operations	$141,146	$40,165	251%
Investing	(70,101)	(54,593)	28%
Financing	(24,674)	(43,342)	-43%

As discussed above regarding our cash position, our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the year is indicative of a trend; it is primarily a result of the increase in our earnings in 2011 as well as the timing of sales before year end and higher inventory purchases made in 2011 compared to 2010.

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Property, plant and equipment (PP&E) additions were $77.1 million for 2011 compared to $62.3 million in 2010. Our PP&E expenditures in 2011 related primarily to the development of two regional auction sites and two permanent auction sites, as well as preliminary costs related to the replacement of certain other permanent auction sites that will be developed in the future. PP&E additions also included investments in computer software and hardware, including continued enhancements of our new website and strategic initiatives.

Based on our most recent review of our auction site development plans and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $50 to $60 million per year for the next several years. We plan to add an average of one new auction site to our network per year, and to make improvements to and replace older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.

We may consider acquisitions to help us achieve certain of our strategic objectives, and these acquisitions could be material to us.

We declared and paid regular cash dividends of $0.105 per share for each of the quarters ended December 31, 2010 and March 31, 2011, and declared and paid dividends of $0.1125 per share for each of the quarters ended June 30, 2011, September 30, 2011. The payments of these dividends were made in 2011, and the total dividend payments for 2011 were $46.2 million compared to $43.3 million in 2010. We also declared a quarterly cash dividend of $0.1125 per common share payable on March 9, 2012 to shareholders of record on February 17, 2012. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

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Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2011 and December 31, 2010 were as follows:

	September 30,	September 30,	September 30,	September 30,
		December 31, 2011	December 31, 2010	% Change

	Long-term debt	$133,881	$135,886	-1%

Committed:	Revolving credit facilities:	$235,000	$200,000
	Revolving credit facilities – available:	146,687	152,828

Uncommitted:	Revolving credit facilities:	103,475	106,268
	Revolving credit facilities – available:	94,979	93,840
	Non-revolving credit facilities:	225,000	250,000
	Non-revolving credit facilities – available:	166,236	189,856

	Total credit facilities:	$563,475	$556,268
	Total credit facilities – available:	407,902	436,524

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2011, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.9% to 6.4%. We were in compliance with all financial covenants applicable to our debt at December 31, 2011.

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the year ended December 31, 2011, approximately 45% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and

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generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2011, we recorded a net decrease in our foreign currency translation adjustment balance of $6.1 million, compared to an increase of $4.5 million in 2010. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2011 we had a total of $30.0 million (December 31, 2010—$31.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of property, plant and equipment,

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goodwill and deferred income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to Cash-Generating Units (CGUs), or groups of CGU’s, that are expected to benefit from the synergies of the business combination from which is arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill test annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at December 31, 2011 and determined that no impairment had occurred.

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Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as auction revenues. We have one sales team that generates all of our revenue, and regardless of the type of contract, all of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as auction revenues because it is more reflective of the substance of the transaction.

We value our inventory at the lower of cost and net realizable value on a specific item basis. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

From January 1, 2011, IFRS have been effective for our interim and annual financial statements. The conversion to IFRS from previous GAAP is disclosed in note 29 to our consolidated annual financial statements.

The qualitative impact of the transition on our net earnings for the comparative year ended December 31, 2010 was a reduction of $0.2 million. This is due to a change in the recognition of expense for stock options which vest over more than one year. Other balance sheet reclassifications and changes in financial reporting on transition are detailed in the transition note to the consolidated annual financial statements.

Other than the change of framework from previous Canadian GAAP to IFRS, there have been no accounting policy changes implemented during the period.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2011 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2011.

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We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2011. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2011.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2011 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in used equipment market in the future;

•	anticipated pricing environment for late model equipment in the future;

•	impact of market uncertainty on equipment seller behaviour;

•	growth of our operations, including replacement of existing auction sites and adding at least one auction site per year;

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•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, among others;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force, among others;

•	our ability to improve sales force productivity and increase operational efficiency by realigning our sales and operations teams;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•

the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	impact of new initiatives and services on the Company and its customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms,

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and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and enforce our unreserved auction policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally,

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existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

In recent periods, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory

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temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

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•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

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The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

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Although we report our financial results in U.S. dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

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Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

The availability and performance of our internal technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key

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systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•

the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

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In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.44 per outstanding common share for the four quarters ended December 31, 2011. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

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